LISATA THERAPEUTICS, INC. 110 Allen Road, Second Floor Basking Ridge, NJ 07920 May 7, 2024 VIA EDGAR U.S. Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549 Attention: Tyler Howes Re: Lisata Therapeutics, Inc. Registration Statement on Form S-3 Filed May 1, 2024 File No. 333-279034 (the “Registration Statement”) Acceleration Request Ladies and Gentlemen: In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended, Lisata Therapeutics, Inc. (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission accelerate the effective date of the above-referenced Registration Statement to Thursday, May 9, 2024, at 4:01 p.m., Eastern Time, or as soon as thereafter practicable. The cooperation of the staff in meeting the timetable described above is very much appreciated. Please contact Jeffrey P. Schultz of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., counsel to the Registrant, at (212) 692-6732 with any questions regarding this request. Very truly yours, LISATA THERAPEUTICS, INC. /s/ David J. Mazzo, PhD David J. Mazzo, Ph.D. President and Chief Executive Officer cc: Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. Jeffrey P. Schultz, Esq.